Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: August 15, 2018

The following was developed as part of a paid content partnership with the WSJ Custom Studios.

Connected Care focuses on moving the health care system in the right direction: from episodic to holistic, disconnected to connected, and complicated to simpler. The future of health care will combine medical, pharmacy, behavioral and clinical insights and optimize patient care. It will be more connected and personalized than ever before—and it will lead to better health and wellness outcomes.

With the shift to a connected care model, Cigna and Express Scripts look forward to accelerating the pace of change in health care and customizing solutions to meet the complex needs of customers, clients and their communities.

SARAH, 50
Troy, New York
DEALING WITH IT
For five years, Sarah has been living with Crohn’s disease, which causes inflammation of the digestive tract, leading to severe abdominal pain, diarrhea, fatigue, weight loss and malnutrition. She has dealt with the day-to-day discomfort while serving as an office manager at a trucking company, but her condition requires an injectable medication that must be administered by a nurse—and the nearest hospital is 60 miles away.

BACK AND FORTH
It’s a trek to the hospital, and Sarah makes it frequently—with her kids in tow. She can’t remember how many times she’s heard the twins groan, “Do we have to go?” She doesn’t blame them though. The weekly commute is wearing her down, too. Lately, she’s been missing work and has no energy to volunteer at church or spend time on activities with the kids. But her Crohn’s is so debilitating that she has no choice but to go for treatment to keep her disease in check.

TOO MUCH TO BEAR
Sarah is concerned her attention to family and work performance is declining. She’s worried about losing her job and is also worried about the expense of her treatments—just one injection costs thousands of dollars! All of this is causing her to lose sleep, which has quickly turned to full-blown insomnia, and she’s beginning to show signs of anxiety and depression.

A SIMPLE, BUT NOTABLE CHANGE
One day, Sarah gets a call that changes everything. Michelle, a care coordinator in her health plan’s specialty management program, reaches out. “I’m calling to inform you about a possible change that can be made to your Crohn’s treatment regimen.” Michelle explains that under her health plan Sarah can opt to have a nurse come to her home to administer the weekly injectable. Michelle continues, “I consulted with your gastroenterologist and specialist pharmacist earlier this week, who said you recently met for your check-up, so we’ve developed an at-home care plan.” Sarah is both (delightedly) shocked and relieved. She recalled the conversation with Dr. Warner, her gastroenterologist, but didn’t think a change like this would be a reality.

FROM EPISODIC TO HOLISTIC
The next day, Sarah gets a call from Dr. Warner. “I wanted to follow-up with you,” she says. “I understand you worked with Michelle yesterday to adjust the location where you receive your injectable. I want to make sure you’re OK with the changes.” Sarah thanks Dr. Warner and explains how she’s hoping this change will alleviate her anxiety and sleeplessness. “I’ve been feeling really down recently,” she says. “That’s the other reason I called,” Dr. Warner responds. Having treated Sarah for several years, Dr. Warner noticed the change in Sarah’s demeanor and connects her with a behavioral specialist following their conversation.

HOLISTIC CARE CONTINUED
Sarah meets with a psychiatrist and, after a few initial sessions, is prescribed a selective serotonin reuptake inhibitor (SSRI) to help manage her depression. Her specialist pharmacist confirms the SSRI is safe to take with her medication for Crohn’s. Being surrounded by a complete care chain—nurses, pharmacists, physicians and caregivers—with a more holistic treatment regimen that recognizes the mind-body connection gives her comfort. She is also comforted (and less anxious) by the recent reduction in her medical bills. As it turns out, the in-home injectable used to treat her Crohn’s costs a quarter of what it previously cost!

AN APP FOR THAT
To make sure her health and well-being continue to improve, Michelle calls Sarah. He encourages Sarah to use her health plan’s mobile app to track the schedule of at-home treatments, other medications (including the SSRI) and sleep patterns. “This change can help further your holistic care regimen,” he explains. Michelle is right. With real-time information sent directly to each member of Sarah’s care chain, they are even better connected—continually looking for opportunities to address both the physical and behavioral aspects of her condition.

FAMILY TIME
Feeling better than she has in years, Sarah takes her kids to her company’s annual picnic. Watching them play with her co-workers’ children, she’s happy that her Crohn’s isn’t her primary focus. There are no more weekly trips to the hospital, she’s back on schedule at work, and has more time at home with the kids. It’s win-win-win.

SANDY, 36
Austin, Texas

CHECK-UP
Sandy works as a human resources director. She sees a promotion at work for a free biometrics exam at an upcoming health event and decides to get her blood pressure and blood sugar checked. After her examination, both look good, but the clinician discovers she has elevated cholesterol levels.

FAMILY HISTORY
When the clinician asks “Can you run through your medical history and current medications?” Sandy quickly realizes she needs to fill him in on a big part of her health equation—her father’s passing from a heart attack last year. She’s been worried that she and her three children might be on the same path, but hasn’t had time to go to the doctor to take precautionary measures.

TEST RESULTS
The clinician gives Sandy a copy of her test results, which are then immediately uploaded into her patient-level dashboard sent to her primary care physician, Dr. Smith. She gets a call from Dr. Smith’s office to make an appointment right away. During the visit, Dr. Smith recommends a personalized diet and exercise plan as a first step to addressing Sandy’s high cholesterol. And because of her family history, Dr. Smith recommends Sandy see a cardiologist.

HEALTH COACH
Dr. Smith also reviews Sandy’s health plan benefits on her patient-level dashboard and sees that a behavioral health coach and nutritionist can be made available. Sandy works with the health coach to make exercise and healthy eating a priority in her daily life and receives regular tips and encouragement through her health plan’s mobile app. The app also helps monitor her cholesterol levels—in conjunction with her doctor, health coach and cardiologist.

EXTENDING CARE
Despite working above and beyond to make lifestyle changes for six months, Sandy’s cholesterol levels remain too high. She discusses next steps with Dr. Smith, who prescribes a lipid-lowering medication. Sandy’s patient-level dashboard shows she can fill prescriptions at several locations or have them delivered to her home—she chooses a local pharmacy five minutes from work. Sandy connects everything to her health app, which allows her to fill/refill prescriptions on the spot and alerts Dr. Smith’s office when they are filled.

CHECKING IN
One week later, a pharmacist gives Sandy a call checking in. “How are you feeling?” he asks. “Do you have any questions about your medication?” Sandy tells him she’s been taking her medication as prescribed—in the morning with breakfast. The pharmacist reminds her of foods she should avoid to reduce the risk of potential long-term side effects. He encourages her to log when she takes her daily medication in her health app.

REAL-TIME ADHERENCE
Six months later, Sandy gets a call from a pharmacist specializing in cardiology, who is connected to Dr. Smith, her health coach and cardiologist. They’ve noticed she hasn’t refilled her prescriptions nor has she logged fitness and diet activity in her health app. Sandy admits she’s bogged down with work and her kids starting at a new school. “Every time I plan to pick up my prescription, I risk missing dinner with my girls,” she says. To simplify the process, the pharmacist transfers her prescription to auto-refill home delivery. He also contacts her health coach to get Sandy back on her regimen. In a few days, the medication is at Sandy’s doorstep.

HEALTH BOOST
In a few months, Sandy is back on track. She is exercising five days per week, eating better, consistently taking her medication and maintaining healthy cholesterol levels. Sandy also is judicious about tracking her progress on her health app. Sandy’s employer rewards her achievements with a $250 boost to her health savings account. And because her doctors, health coach and pharmacists are all aligned, Sandy’s risk of a heart attack and other heart-related complications drops significantly.

SAM, 46
Chicago, Illinois

A MIX OF EMOTIONS
Sitting in the teacher’s lounge between classes, Sam rummages through his briefcase while eating a sandwich. He has diabetes and hypertension. He’s been seeing multiple specialists to treat his conditions, but was just hospitalized for a week because his diabetes flared up from months of inconsistently taking his medication. Between teaching 7th-grade social studies and raising his son, Sam takes better care of the kids in his life than himself. He vows to change.

LOOKING FOR TIME
Sam pulls a bunch of papers from his briefcase. He was discharged from the hospital with eight new prescriptions, but still had six medications (part of his usual regimen) at home. Even though the hospital physicians consulted with Sam’s specialists and provided him with a full plan upon discharge, he still isn’t sure how to take his old medications with the new ones. He wants to sort it out—he can’t afford more time away from work and wants to be present and healthy for his son. As Sam compares the different medications, the bell rings. He puts everything back into his briefcase, finishes his sandwich and heads to class.

FROM DISCONNECTED TO CONNECTED
Later that day, Sam gets a post-discharge call from his care coordinator, Maura, who is linked to his health plan. After checking to make sure he’s OK, she notes he hasn’t scheduled a follow-up appointment with a primary care physician or filled his prescriptions. Sam admits he’s confused about his medications and has been seeing multiple physicians to manage his conditions. “Do I have to take all of the prescriptions? The costs are really adding up,” he says. Maura pulls up Sam’s patient-level dashboard with his health history and loops in a pharmacist specializing in diabetes and hypertension to give Sam guidance on how to take his medications.

FURTHER CONNECTING CARE
Maura encourages Sam to choose one primary care doctor to help manage his complex conditions. With his permission, she helps him select a physician with excellent care quality and affordability ratings. Sam chooses Dr. Brown and they schedule a check-in immediately. To help connect all the dots around his conditions, Maura also inputs Sam’s medications into a mobile drug utilization app that sends regular push notifications to him several times per day. The app is connected to his health plan, the specialist pharmacist, his existing specialists and Dr. Brown.

NICE CATCH
Sam sees Dr. Brown the very next day. Having had a conversation with Maura the day prior, with Sam’s consent, Dr. Brown is aware of his concerns about his new medications and their potential costs. Quickly, Dr. Brown converts Sam’s prescriptions to safe, clinically-equivalent generic alternatives—which are hundreds of dollars cheaper. But, while reviewing his patient-level dashboard, Dr. Brown sees something is missing—a statin, which is critical for someone with diabetes. After explaining to Sam the importance (as well as the benefits and risks) of statin therapy to prevent heart disease in people with diabetes, he prescribes it for Sam.

HEALTHY REWARDS
To complement the statin therapy, Dr. Brown also works to get Sam on a regular diet and exercise regimen by connecting him with a health coach—covered under his health plan.

FINDING NEW EFFICIENCIES
Dr. Brown circles back with Maura so she is up-to-date on changes to Sam’s treatment plan and connects with the specialist pharmacist. Together, the specialist pharmacist and Dr. Brown determine Sam is a great candidate for a remote diabetes monitoring system. Sam receives the device within a few days, which is automatically connected to his patient-level dashboard and drug utilization app, and uses it to test his blood glucose levels. Sam’s blood sugar readings are now monitored in real-time by the specialist pharmacist who regularly shares the results with Dr. Brown. Maura works with Sam every step of the way.

PLEASED WITH THE RESULTS
“I finally feel back in control of my health,” Sam says at his next check-in with Dr. Brown. “A day ago, I had a spike in my blood sugar levels and the specialist pharmacist reached out to me right away to address the issue. We also discussed whether we should evaluate therapy changes,” Sam continued. Dr. Brown agrees. “I know,” he says. “I saw those results too. It’s why I had my office triple-check your appointment for today. Together, we are all working to keep you on top of your health—and stay out of the hospital.”

A COMPLIANT TOMORROW
Thanks to his newly connected care, Sam is able to stay compliant with his medication, remain connected to his primary care physician and focus on what he loves most—making sure his son and 7th-grade students get all the attention they need.

FORWARD LOOKING STATEMENTS
Information included or incorporated by reference in this communication contains or may contain forward-looking statements which, including as they relate to Express Scripts or Cigna, the management of either such company or the proposed combination of the two companies, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with: the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; the possibility that the anticipated benefits from the merger (including anticipated synergies) cannot be realized in full, or at all or may take longer to realize than expected; a longer time than anticipated to consummate the proposed merger; problems regarding the successful integration of the businesses of Express Scripts and Cigna; unexpected costs regarding the proposed merger; diversion of management’s attention from ongoing business operations and opportunities; potential litigation associated with the proposed merger; the ability to retain key personnel; the availability of financing; effects on the businesses as a result of uncertainty surrounding the proposed merger; and the industry being subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.  You should carefully consider these and other relevant factors, including those risk factors in this communication and those described in Express Scripts’ and Cigna’s respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should not consider either the foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.
IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction (“Holdco”) filed with the SEC a registration statement on Form S-4, which included a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. The registration statement was declared effective by the SEC on July 16, 2018, and Cigna and Express Scripts commenced mailing the definitive joint proxy statement/prospectus to the respective stockholders of Cigna and Express Scripts on or about July 17, 2018. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement on Form S-4 and the definitive joint proxy statement/prospectus and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna’s website at www.Cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION
Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, as filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts’ directors and executive officers in Express Scripts’ proxy statement for its 2018 Annual Meeting, as filed with the SEC on March 29, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully and in its entirety before making any voting or investment decisions.
NO OFFER OR SOLICITATION
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

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FORWARD LOOKING STATEMENTS
Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions, including statements concerning the potential future performance of Cigna, Express Scripts, or the combined company, the potential for new laws or regulations, or any impact of any such new laws or regulations, including on the business of Cigna, Express Scripts or the combined company, the ability to achieve the anticipated benefits of the proposed merger, on the expected timeline or at all, the timeline for deleveraging the combined company, and the ability to consummate the proposed merger, on the anticipated timeline or at all, and other statements regarding the parties’ future beliefs, expectations, plans, intentions, financial condition or performance.  You may identify forward-looking statements by the use of words such as “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “may,” “should,” “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.

Forward-looking statements, including as they relate to Express Scripts or Cigna, the management of either such company, the transaction or any expected benefits of the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:
•
the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	the possibility that the anticipated benefits from the merger (including anticipated synergies) cannot be realized in full, or at all or may take longer to realize than expected;
•	a longer time than anticipated to consummate the proposed merger;
•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;
•	unexpected costs regarding the proposed merger;
•	diversion of management’s attention from ongoing business operations and opportunities;
•	potential litigation associated with the proposed merger;
•	the ability to retain key personnel;
•	the availability of financing;
•	effects on the businesses as a result of uncertainty surrounding the proposed merger;
•	the ability of the combined company to achieve financial, strategic and operational plans and initiatives;
•	the ability of the combined company to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers;
•	the impact of modifications to the combined company’s operations and processes;
•	the ability of the combined company to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions;
•	the substantial level of government regulation over the combined company’s business and the potential effects of new laws or regulations or changes in existing laws or regulations;
•	the outcome of litigation relating to the businesses of Express Scripts and Cigna, regulatory audits, investigations, actions and/or guaranty fund assessments;
•	uncertainties surrounding participation in government-sponsored programs such as Medicare;
•	the effectiveness and security of the combined company’s information technology and other business systems;
•	unfavorable industry, economic or political conditions, including foreign currency movements;
•	acts of war, terrorism, natural disasters or pandemics; and
•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties, and should not place undue reliance on forward-looking statements.
IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
This communication does not constitute an offer to sell or solicitation of an offer to buy any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction (“Holdco”) filed with the SEC a registration statement on Form S-4.  The registration statement on Form S-4 includes a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. The registration statement was declared effective by the SEC on July 16, 2018, and Cigna and Express Scripts commenced mailing the definitive joint proxy statement/prospectus to the respective stockholders of Cigna and Express Scripts on or about July 17, 2018. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement or the joint proxy statement/prospectus or any other document which Cigna, Express Scripts or Holdco may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement on Form S-4 and the definitive joint proxy statement/prospectus and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna’s website at www.Cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115.
PARTICIPANTS IN THE SOLICITATION
Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts’ directors and executive officers in Express Scripts’ Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC’s website at www.sec.gov, at Cigna’s website at www.Cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully and in its entirety before making any voting or investment decisions.

NO OFFER OR SOLICITATION
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.